SAVDEN GROUP CORP.

Griegstrasse, 9 – Nesonova

Stuttgart, Germany 70195

September 18, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: SavDen Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed August 27, 2015

       File No. 333-205121

Dear Ms. Shin,

SavDen Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated September 8, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 2 to registration statement on Form S-1 filed with the Commission on August 27, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

1. Please revise to summarize the key terms of the commission sales agreements.

RESPONSE: We have revised to summarize the terms of commission sales agreement.

Management’s Discussion and Analysis or Plan of Operation, page 16

2. We note your response to prior comment 6. As previously requested, please explain to us the nature of the deliverables and how each of the revenue recognition criteria were met based on the terms of the arrangement. You state that you generated $2,500 of revenue; however, this amount appears to be the amount that your customer has agreed to prepay. Clarify whether any of the prepaid amount was deferred and disclose the amount of revenue you have actually recognized from this arrangement. In this regard, we note that the services will be provided for a period of six months commencing July 1, 2015. Tell us why you indicate that you have recognized half of the contract value as revenue from July 1, 2015 to August 27, 2015.

RESPONSE: On July 1, 2015, SavDen Group Corp. received $2,500 revenue as a prepayment in accordance with the signed Agreement with Grüne Weltraumtechnik, GmbH. The full price of the Agreement is $5,000, and the second payment of $2,500 will be received after the full service is provided.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,

/S/ Denis Savinskii

Denis Savinskii, President